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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------
                                  SCHEDULE 13G

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                                   -----------
                               (Amendment No. __)*

                                  Ulticom, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

  Common Stock, no par value                                     903844 10 8
--------------------------------------------------------------------------------
(Title of class of securities)                                  (CUSIP number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

                                   ----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 5 Pages

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

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
CUSIP No.                                   903844 10 8                 13G                         Page 2 of 5
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------------------------- ---------------------------------------------------------------------------------------------------------
           1              NAMES OF REPORTING PERSONS:                 Comverse Technology, Inc.


                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                          (ENTITIES ONLY):
------------------------- ---------------------------------------------------------------------------------------------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                      (a) [_]
                                                                                                                      (b) [_]
------------------------- ---------------------------------------------------------------------------------------------------------
           3              SEC USE ONLY

------------------------- ---------------------------------------------------------------------------------------------------------
           4              CITIZENSHIP OR PLACE OF ORGANIZATION:       New York

------------------------------- ----- ---------------------------------------------------------------------------------------------
          NUMBER OF              5    SOLE VOTING POWER:                           31,260,375
            SHARES
                                ----- ---------------------------------------------------------------------------------------------
         BENEFICIALLY            6    SHARED VOTING POWER:                         0
           OWNED BY
                                ----- ---------------------------------------------------------------------------------------------
             EACH                7    SOLE DISPOSITIVE POWER:                      30,161,885
           REPORTING
                                ----- ---------------------------------------------------------------------------------------------
         PERSON WITH             8    SHARED DISPOSITIVE POWER:                    0

------------------------- ---------------------------------------------------------------------------------------------------------
           9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              31,260,375
                          REPORTING PERSON:

------------------------- ---------------------------------------------------------------------------------------------------------
           10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                                                                                                                        [ ]
------------------------- ---------------------------------------------------------------------------------------------------------
           11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                    77.2%

------------------------- ---------------------------------------------------------------------------------------------------------
           12             TYPE OF REPORTING PERSON:*                  CO
------------------------- ---------------------------------------------------------------------------------------------------------


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).        NAME OF ISSUER:

                  Ulticom, Inc. (the "Issuer")

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1020 Briggs Road,
                  Mount Laurel, New Jersey  08054

ITEM 2(A).        NAME OF PERSON FILING:

                  Comverse Technology, Inc. (the "Reporting Person")

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:

                  170 Crossways Park Drive
                  Woodbury, New York  11797

ITEM 2(C).        CITIZENSHIP:

                  New York

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, no par value (the "Common Stock")

ITEM 2(E).        CUSIP NUMBER:

                  903844 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  (a) [ ] Broker or dealer registered under Section 15 of the
                          Exchange Act;

                  (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange
                          Act;

                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

                  (d) [ ] Investment company registered under Section 8 of the
                          Investment Company Act;

                  (e) [ ] An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP.

                  (a) The response of the Reporting Person to Row (9) of the cover page of this statement on Schedule 13G is incorporated herein by reference.

                  (b) The response of the Reporting Person to Row (11) of the cover page of this statement on Schedule 13G is incorporated herein by reference. As of December 31, 2000, the Reporting Person beneficially owned in the aggregate 31,260,375 shares of Common Stock, representing approximately 77.2% of the Common Stock (based on 40,510,965 shares outstanding as of October 31, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2000), determined in accordance with Rule 13d-3(d)(1).

                  (c) The responses of the Reporting Person to Rows (5) through
(8) of the cover page of this statement on Schedule 13G are incorporated herein by reference. As of December 31, 2000, the number of shares beneficially owned includes 570,132 shares in respect of which the Reporting Person has granted to third parties options to purchase from the Reporting Person.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable

ITEM 10.          CERTIFICATION

                  Not applicable

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Date:    March 8, 2001             COMVERSE TECHNOLOGY, INC.


                                   By:   /s/ David Kreinberg
                                       ----------------------------------------
                                       Name: David Kreinberg
                                       Title: Chief Financial Officer














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